VIA EDGAR AND OVERNIGHT DELIVERY

September 13, 2006

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Attention:	Jeffrey P. Riedler Gregory S. Belliston

Re: Hollis-Eden Pharmaceuticals, Inc.

Registration Statement on Form S-3, filed August 11, 2006

File No. 333-136554

Dear Messrs. Riedler and Belliston:

This letter responds to the oral comment of Mr. Gregory Belliston of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made in a September 11, 2006 telephone message to Eric Loumeau, Vice President, General Counsel of Hollis-Eden Pharmaceuticals, Inc. (the “Company”), with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) (File No. 333-136554) filed with the Commission on August 11, 2006. Mr. Belliston’s oral comment was provided in connection with our letter dated August 22, 2006 submitted in response to the Staff’s comment to the Registration Statement set forth in the Staff’s letter dated August 17, 2006.

For ease of reference, in this letter, we have recited the oral comment from the Staff in italicized, bold type and have followed the oral comment with the Company’s response.

1.	Apart from the telephone interpretation, which we interpret narrowly, please provide an analysis as the appropriateness of registering this resale. Your analysis should be based on our PIPE position found in Section 3S(b) of the March 1999 Supplement to the Telephone Interpretations Manual. Your analysis should include a discussion of the degree of control Aeson, its officers or directors have over achieving the milestones, and therefore the issuance of the milestone shares. For example, does the Asset Purchase Agreement give them any rights that may influence the achievement of the milestones, or is Aeson affiliated in any way, or under common control with Hollis-Eden.

We respectfully submit to the Staff that our proposed registration on Form S-3 of a predetermined number of shares issuable to Aeson Therapeutics, Inc. (“Aeson”) upon the attainment of specified development milestones is an appropriate and valid secondary offering of securities for the account of a person other than the issuer by a Form S-3 eligible registrant for the following reasons.

Background

Our transaction with Aeson involved the negotiated purchase of substantially all of the assets of Aeson in exchange for Aeson’s receipt of consideration consisting of a predetermined number of our shares at the closing of the transaction, coupled with the right to receive additional shares if we achieve certain development milestones relating to the assets we acquired. The issuance of the shares was accomplished pursuant to a Section 4(2) private placement. Aeson made its investment decision at the time of the transaction to sell the acquired assets in return for this negotiated consideration and was clearly “at market risk” with respect to these shares at the time we filed the registration statement with the Commission. Due to the fact that the acquisition, Aeson’s investment decision and accompanied market risk, as well as the private placement of the shares, occurred prior to the filing of our registration statement, there are no conditions, in the acquisition purchase agreement or otherwise, to receiving the milestone shares that are within Aeson’s control or that Aeson can cause not to be satisfied. In fact to the contrary, in connection with the transaction Aeson’s stockholders approved the liquidation and dissolution of Aeson following the acquisition. Aeson representatives have indicated that the liquidation and dissolution should occur by the end of December 2006. Aeson is not affiliated with the Company aside from its equity interest in the Company resulting from the transaction. Our chief operating officer and chief financial officer previously served on Aeson’s board of directors but resigned immediately following the closing of the transaction.

Analysis

Unlike the factual situation contained in Section 3S(b) of the March 1999 Supplement to the Telephone Interpretations Manual which involved a financing where investors may have a subsequent economic rationale for not wanting to complete the purchase of the securities on a future date, which involves a future investment decision, our transaction involved an acquisition of assets in exchange for consideration consisting of a predetermined number of closing shares coupled with the right to receive additional milestone shares. Unlike the scenario in the telephone interpretation, Aeson has already made its investment decision in its entirety and will not make any further investment decisions with regard to the receipt of any additional shares. Further, Aeson has no control over the achievement of the milestones that trigger the issuance of additional shares. The policy considerations underlying the Staff’s position in this telephone interpretation are not implicated in our situation because there is no reason, economic or otherwise, why Aeson would not want to receive the milestone shares if Aeson became entitled to receive the shares. Furthermore, we believe that “not yet issued” in the factual context contained in the telephone interpretation is intended to address PIPE financing scenarios where some of the securities are not yet “sold” by a company and/or not yet “purchased” by investors. While we agree that the Staff’s conditions in the telephone interpretation for allowing a resale registration statement are appropriate in this context to prevent misuse of resale registration statements, we do not believe that these facts are analogous to our transaction or proposed registration, which does not involve a financing transaction and its associated risks but rather simply the registration for resale of shares issued as consideration in an acquisition where the investment decision and accompanied market risk, as well as the private placement of the shares, had already occurred prior to filing of our registration statement. As a result, we do not believe that the telephone interpretation is applicable to our proposed registration and therefore respectfully request that the Staff consider our proposed registration statement to be a valid secondary offering by a Form S-3 eligible registrant of securities for the account of a person other than the issuer and allow us to proceed with registering these shares on Form S-3.

Assuming arguendo that the Staff finds that its Section 3S(b) telephone interpretation applies to our proposed registration of milestone shares, we respectfully submit to the Staff that the proposed registration satisfies all of the Staff’s previously articulated “conditions under which a company to file a registration statement for resale of privately placed securities before their actual issuance” contained in the telephone interpretation and is therefore a valid secondary offering on a resale registration statement according to the Staff’s position in the telephone interpretation. The Staff’s position in the telephone interpretation is as follows:

“the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the staff’s PIPEs analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The facts underlying our proposed registration of milestone shares satisfies each of the Staff’s articulated conditions for the following reasons:

•	We have completed a Section 4(2) private placement in connection with the closing of the acquisition of the Aeson Assets;

•	Aeson made its investment decision and assumed the market risk at the time of the closing of the transaction, well in advance of the filing of our proposed resale registration statement;

•	Aeson is irrevocably entitled to receive a set number of shares at a set price at a subsequent date upon our achievement of specified development milestones; and

•	There are no conditions to receiving the milestone shares that are within Aeson’s control or that Aeson can cause not to be satisfied.

As a result, assuming arguendo that the Staff finds that its Section 3S(b) telephone interpretation applies to our proposed registration, we believe that we satisfy all of the Staff’s “conditions under which a company to file a registration statement for resale of privately placed securities before their actual issuance” contained in the telephone interpretation and therefore respectfully request that the Staff allow us to proceed with registering these shares on Form S-3.

If you have any questions with regard to our response, need further supplemental information or would like to discuss any of the matters covered in this letter, please do not hesitate to contact me at (858) 587-9333.

Sincerely,

/s/ Eric J. Loumeau
Eric J. Loumeau
Vice President, General Counsel

cc:	Richard B. Hollis
John S. Healy, Esq.
Jane K. Adams, Esq.